NF 5-23-03

**AA 5/20/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



03054188

SEC FILE NUMBER
8- 26708



RECEIVED
MAY 19 2003
PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

523 Benfield Road
(No. and Street)

Severna Park, Maryland 21146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis C. Wells (410)544-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klosterman & Associates P.A.
(Name – *if individual, state last, first, middle name*)

436 Benfield Road Severna Park, Maryland 21146
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5-23

OATH OR AFFIRMATION

I, Dennis C. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Company, Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RITA A. WELLS
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires December 1, 2005

Rita A. Wells
Notary Public

Dennis C. Wells
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS COMPANY, INC.

Report on Examination of Financial Statements
March 31, 2003

KLOSTERMAN & ASSOCIATES
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Stockholder's
and Board of Directors of
Wells Company, Inc.

We have audited the accompanying balance sheet of Wells Company, Inc. as of March 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Company, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, we have examined the supporting schedules on pages 8 - 10, and in our opinion, they present fairly the information included therein, in conformity with the rules of the Securities and Exchange Commission.

Klosterman & Associates

May 7, 2003
Severna Park, Maryland

WELLS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2003

ASSETS

Current Assets	
Cash	$ 1,074
Accounts receivable - trade	8,459
Investments, at cost which approximates market	63,646
Total current assets	73,179
Furniture and fixtures, at cost less accumulated depreciation ($14,300)	-
Total assets	$ 73,179

Liabilities

Current Liabilities	
Accounts payable	$ 189
Accrued expenses	6,188
Deferred income taxes	1,140
Total current liabilities	7,517

STOCKHOLDER'S EQUITY

Common stock, $.10 par value, authorized 100,000 shares, issued and outstanding 50,000 shares	5,000
Additional paid-in capital	23,000
Retained earnings	37,662
Total stockholder's equity	65,662
Total liabilities and stockholder's equity	$ 73,179

See accompanying notes.

WELLS COMPANY, INC.
STATEMENT OF INCOME
For the year ended March 31, 2003

Revenues	
Direct sales commission and fees	$ 82,724
Other income	22,876
	105,600
Expenses	
Salaries and wages	64,135
Registration fees	2,122
Travel and entertainment	2,845
Payroll taxes	5,133
Insurance expense	10,193
Rent expense	1,667
Legal and accounting	2,200
Telephone expense	1,966
Dues and subscriptions	875
Outside services	1,529
Office expense	1,048
Advertising expense	245
Profit sharing expense	6,188
Repairs and maintenance	-
Miscellaneous expense	614
Depreciation expense	1,008
	101,768
Income from operations	3,832
Other income and expense	
Interest income	749
Interest expense	-
	749
Income before federal and state income taxes	4,581
Federal and state income taxes	
Current	-
Deferred	1,700
	1,700
Net Income	$ 6,281
Income per share	$ .13

See accompanying notes.

WELLS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the year ended March 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance March 31, 2002	$ 5,000	$ 23,000	$ 31,381	$ 59,381
Net Income	-	-	6,281	6,281
Balance March 31, 2003	$ 5,000	$ 23,000	$ 37,662	$ 65,662

See accompanying notes.

WELLS COMPANY, INC.
STATEMENT OF CASH FLOWS
for the year ended March 31, 2003

Cash Flows From Operating Activities	
Cash receipts from operations	$ 108,420
Interest income	749
Cash received from operating activities	109,169
Cash paid for operating expenses	99,048
Cash paid for interest expense	-
Cash paid for taxes	-
Total cash paid for operating activities	99,048
Net cash from operating activities	10,121
Cash Flows From Investing Activities	
Purchase of fixed assets	(1,008)
Investments purchased	(57,010)
Investments redeemed	47,313
Net cash flow from investing activities	(10,705)
Cash Flows From Financing Activities	
Payment on notes	-
Net cash flow from financing activities	-
Net decrease in cash	$ (584)

See accompanying notes.

WELLS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2003

1. Summary of Accounting Policies

Depreciation - For financial and income tax reporting purposes, depreciation is recorded on the accelerated method at rates considered adequate to amortize the cost of the respective assets over their estimated useful lives.

Accounts Receivable - Bad debts are accounted for under the direct write-off method.

Income Taxes - Deferred income taxes are provided on timing differences between financial and taxable income, and result principally from the use of the cash basis of accounting to recognize revenues and expenses for tax reporting purposes.

Cash - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

2. The Company

Wells Company, Inc. ("Company"), was incorporated under the laws of the State of Maryland on August 11, 1981. The Company was formed to engage in a general securities business as a broker/dealer.

3. Investments

Investments at March 31, 2003 comprised the following:

Money Market funds	$ 63,646

WELLS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
Continued
March 31, 2003

4. Exemption Provision Under Rule 15c3-3

The Company qualifies for the exemption permitted under paragraph K(2)(a) of the Securities and Exchange Commission rule 15c3-3.

5. Net Capital Requirements

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain net capital of not less than $5,000 and aggregate indebtedness shall not exceed 15 times net capital. At March 31, 2003, the Company's net capital of $56,441 exceeded the capital requirement of $5,000 by $51,441. The Company's net capital ratio was 1.33 to 1.

6. Earnings Per Share

Earnings per share is based upon the weighted average number of shares outstanding during the period.

7. Profit Sharing Plan

The Company has a profit sharing plan ("The Plan") which is qualified as an employee benefit plan under applicable sections of the Internal Revenue Code. All employees of the Company are eligible for coverage under the terms of the Plan. Contributions to the Plan are at the discretion of the Board of Directors.

8. Lease Commitments

Total rental expense included in the financial statements for the year 2003 amounted to $1,667.

Operating Leases

The Company has entered into a non-capitalized real property lease beginning August 1, 1996 at a monthly rental of $540. The lease is currently month-to-month. A portion of the monthly rent is paid by a related corporation.

WELLS COMPANY, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15C3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
as of March 31, 2003

1. Total ownership equity from Statement of Financial Condition	$ 65,662
2. Deduct:	
Ownership equity not allowable for net Capital	-
3. Total ownership equity qualified for net capital	65,662
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits deferred income tax	-
5. Total capital and allowable subordinated liabilities	65,662
6. Deductions and/or charges:	
A. Total non-allowable assets from Statement of Financial Condition	8,459
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities-proprietary capital charges	
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits (lists)	-
8. Net capital before haircuts on securities position	57,203
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	-
D. Undue concentration	762
E. Other	-
10. Net Capital	$ 56,441

WELLS COMPANY, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
as of March 31, 2003

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6 2/3% of line 19)	$ 501
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	5,000
13.	Net capital requirement	5,000
14.	Excess net capital (line 10 less line 13)	51,441
15.	Excess of net capital at 1000% (line 10 less 10% of line 19)	55,689

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	7,517
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
19.	Total aggregate indebtedness	7,517
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)	13.32%
21.	Percentage of debt to debt-equity computed in accordance with rule 15c3-1d	11.45%

WELLS COMPANY, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Continued
as of March 31, 2003

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Wells Company, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date, consisted of the following:

Net capital per this computation	$ 56,441
Difference due to audit adjustments	1,700
Net capital per the Company's Part IIA FOCUS Report	$ 54,741

Management Letter

KLOSTERMAN & ASSOCIATES
Certified Public Accountants

Mr. Dennis C. Wells, President
Wells Company, Inc.
523 Benfield Road
Severna Park, Maryland 21146

Dear Mr. Wells:

We have examined the financial statements of Wells Company, Inc. for the year ended March 31, 2003, and have issued our report thereon dated May 7, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of Wells Company, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree or compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Wells Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Klosterman & Associates

Severna Park, Maryland
May 7, 2003